Press Release CAE to transfer U.S. stock exchange listing to Nasdaq Montreal, Canada, July 9, 2026 — (NYSE: CAE; TSX: CAE) – In line with the objectives of its transformation plan, CAE will voluntarily transfer its U.S. stock exchange listing from the New York Stock Exchange (“NYSE”) to the Nasdaq Global Select Market (“Nasdaq”). The transition reflects CAE’s continued focus on operational efficiency and aligning its market positioning with its profile as a global leader leveraging cutting-edge technology to deliver simulation, training and mission-critical solutions. CAE expects the last day of trading of its common shares on the NYSE to be Wednesday July 22, 2026, with trading on the Nasdaq expected to commence on Thursday, July 23, 2026. CAE’s listing on the Toronto Stock Exchange (“TSX”) will not be affected, and its common shares will continue to trade under the ticker symbol “CAE” on both the TSX and Nasdaq. Caution concerning forward-looking statements This press release includes forward-looking statements about CAE transferring its U.S. stock exchange listing to the Nasdaq from the NYSE, the expected dates of the transfer, and other statements that are not historical facts. Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “future”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “strategy”, “will” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute “forward-looking statements” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe CAE’s expectations as of July 9, 2026 and, accordingly, are subject to change after such date. Except as required by law, CAE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The

Press Release forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. These statements are based on information available to CAE as of the date of this press release. While CAE believes that information provides a reasonable basis for these statements, that information may be limited or incomplete. These statements should not be read to indicate that CAE has conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. More information about the assumptions underlying the forward-looking statements made in this press release and the risks and uncertainties affecting CAE’s business can be found in CAE’s Management’s Discussion and Analysis (MD&A) for the fiscal year ended March 31, 2026, available on CAE’s website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). About CAE At CAE (https://www.cae.com), we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we're everywhere customers need us to be with sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability (https://www.cae.com/content/docs/FY26_Global_Annual_Activity_and_Sustainability_Report_EN.pdf ) at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness - today and tomorrow. Follow us on: LinkedIn | Facebook | Instagram | YouTube CAE Contacts: Media Relations: Samantha Golinski, Senior Vice President, Communications +1-438-805-5856, samantha.golinski@cae.com Investor Relations: Andrew Arnovitz, Chief Strategy Officer +1-514-734-5760, andrew.arnovitz@cae.com